SO 9/6/05



05043932



SECURITIES ... Wa...

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-35413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Axelrod Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Pavilion, Suite 518, 261 Old York Road
(No. and Street)

Jenkintown (City) PA (State) 19046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Axelrod (215)-572-7772
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Simonson, Lipschutz & Fogel P.C.
(Name – *if individual, state last, first, middle name*)

2133 Arch Street, Suite 400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/8/05

OATH OR AFFIRMATION

I, David Axelrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Axelrod Associates, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
SANDRA S. AXELROD, Notary Public
Jenkintown Boro., Montgomery County
My Commission Expires August 20, 2006

David Axelrod
Signature

President
Title

Sandra S Axelrod
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXELROD ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2005 AND 2004


SL
&F
Simonson,
Lipschutz
& Fogel P.C.

Certified Public Accountants

AXELROD ASSOCIATES, INC.

JUNE 30, 2005 AND 2004

CONTENTS

Simonson,
Lipschutz
& Fogel P.C.
Certified Public Accountants

Independent Auditors' Report

Board of Directors
Axelrod Associates, Inc.
Jenkintown, Pennsylvania

We have audited the accompanying statements of financial condition of Axelrod Associates, Inc. as of June 30, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Axelrod Associates, Inc. as of June 30, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Simonson, Lipschutz & Fogel P.C.

July 26, 2005


SL
&F

2133 Arch Street Suite 400 Philadelphia, PA 19103-1354 (215) 765-4600 Fax: (215) 765-5800

AXELROD ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2005 AND 2004

	2005	2004
ASSETS		
Current assets:		
Cash	$ 198,615	$ 310,943
Commissions receivable	41,649	29,425
Securities owned, at market	2,007,358	367,007
Prepaid expenses and other assets	8,867	7,893
Total current assets	2,256,489	715,268
Equipment, furniture and fixtures, net of accumulated depreciation of $19,907	-	-
Other asset, secured demand notes	375,000	375,000
Total assets	$2,631,489	$1,090,268
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Payable to clearing broker	$1,949,452	$ 307,423
Advances from stockholder	128,051	124,912
Accounts payable and accrued expenses	159,045	264,543
Total current liabilities	2,236,548	696,878
Liabilities subordinated to claims of general creditors	375,000	375,000
Commitments		
Stockholder's equity:		
Common stock, $1 par; authorized, issued and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	9,000	9,000
Retained earnings	9,941	8,390
Total stockholder's equity	19,941	18,390
Total liabilities and stockholder's equity	$2,631,489	$1,090,268

See notes to statements of financial condition.

1. Organization:

Axelrod Associates, Inc. (the "Company") provides broker/dealer services, primarily in the area of bonds. The Company is an introducing broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of The National Association of Securities Dealers, Inc. ("NASD").

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k) (2) (ii).

2. Summary of significant accounting policies:

Cash and cash equivalents:
The Company considers all highly liquid instruments purchased with an original maturity date of three months or less to be cash equivalents.

Equipment, furniture and fixtures and depreciation:
Equipment, furniture and fixtures are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets.

Securities owned:
Marketable securities are valued at market value.

Retirement plan contributions:
Retirement plan contributions are funded as accrued.

Use of estimates:
The timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Fair values of financial instruments:
Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which because of their short-term nature, approximate current fair value.

3. Securities owned:

Securities owned represent investments principally in bonds.

4. Concentration of credit risk and customers:

Commissions receivable represent amounts held by the clearing broker for closed transactions. Such amounts are usually released to the Company in less than 30 days. The clearing broker is entitled to charge for service charges. The Company does not require collateral for these deposits.

5. Commitments:

Lease, office space:

The Company leases its office space under a non-cancelable operating lease for a five-year period that began in April 2001 and terminates March 2006. The lease requires additional payments for increases in real estate taxes and operating expenses over the original base year of the lease.

Lease, vehicle:

The officer/shareholder leases a vehicle to the Company under a 48 month lease commencing September 1, 2003 for $579 a month. In addition to the lease payments, the lease requires that the Company pay all maintenance costs.

Future minimum rentals payable under this lease are as follows for years ending June 30,

Year	Total	Office	Vehicle
2006	$23,779	$16,831	$ 6,948
2007	6,948		6,948
2008	1,158		1,158
	$31,885	$16,831	$15,054

Clearing agreement:

The Company's agreement with its clearing broker provides the clearing broker with a lien upon, and security interest in, all of the Company's property held by the clearing broker, including but not limited to securities, monies and receivables. The clearing broker holds substantially all of the Company's receivables and securities.

Retirement plans:

The Company has a profit sharing plan covering all employees who have attained the age of twenty-one and have worked for the Company for more than two years. Voluntary contributions are not permitted. The Company at its discretion may contribute up to 25% of eligible employee compensation to the plan.

6. Liabilities subordinated to claims of general creditors:

Liabilities subordinated to claims of general creditors relate to secured demand note agreements between the Company and its sole stockholder requiring interest payments of 4% per year. The agreements expire as follows:

Expiration Date	Amount
January 31, 2007	$125,000
March 31, 2007	250,000

The subordinated borrowings are approved by the NASD and, thus, are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

7. Advances from stockholder:

There are no formal repayment terms and no interest has been accrued on such balances outstanding through June 30, 2005.

8. Payable to clearing broker:

Payable to clearing broker represents amounts owed to the clearing broker for purchases of marketable securities on margin. At June 30, 2005, this clearing broker holds all securities owned by the Company.

9. Uniform Net Capital Rule:

Pursuant to the basic Uniform Net Capital provision of the SEC, the Company is required to maintain minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2005 and 2004 respectively, the Company had regulatory net capital of $301,019 and $360,953 that was $201,019 and $260,953 respectively, in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was .5284 to 1.